RERAISE GAMING CORPORATION
7582 Las Vegas Blvd South, Ste 213
Las Vegas, NV 89123-1060

January 19, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Justin Dobbie, Legal Branch Chief

Re:	Reraise Gaming Corporation
Amendment No. 3 to Registration Statement on Form S-1 Filed November 14, 2014 File No. 333-195651

Ladies and Gentlemen:

This letter sets forth the responses of Reraise Gaming Corporation (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of November 25, 2014.  Each numbered paragraph below responds to the comment having the same number in the November 25 comment letter.

Responses to Comments:

1.
Footnote disclosure has been added to the interim period financial statements concerning the issuance and valuation of the Shinderman shares.  This footnote disclosure was not added to the annual financial statements as the shares were issued in February, 2014, after the fiscal year end.

2.	Unaudited September 30, 2014 financial statements have been added.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Ron Camacho
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President